October 1, 2024

Erik Weaver
Executive Vice President & Chief Financial Officer
Life Time Group Holdings, Inc.
2902 Corporate Place
Chanhassen, Minnesota 55317

       Re: Life Time Group Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           Form 10-Q for Fiscal Quarter Ended June 30, 2024
           Item 2.02 Form 8-K dated February 28, 2024
           File No. 001-40887
Dear Erik Weaver:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2024
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measurements and Key Performance Indicators, page 18

1. Please disclose and quantify for each period presented the various types of amounts included in the other reconciling line item to arrive at adjusted net income. Also, tell us and disclose if (gain) loss on disposal of property and equipment is included in this line item. If not, tell us why. This comment also applies to your other filings and earnings releases.


Item 2.02 Form 8-K dated February 28, 2024
Exhibit 99.1, page 1

2. When you discuss percentage increases in a non-GAAP measure (e.g., adjusted EBITDA in your headline earnings), please discuss percentage increases in the comparable GAAP measure with equal or greater promenince. Refer to Item 10(e)(1)(i)(A) of Regulation S-K
 October 1, 2024
Page 2

       and Question 102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you
have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services